

November 23, 2010

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425/8 ˚ andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

Re: **Tele Norte Leste Participações S.A.**
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 1, 2010
File No. 1-14487

Dear Mr. Zornig:

   We have reviewed your response letter dated October 29, 2010 and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 21 – Loans and financing, page F-56

(e) Covenants, page F-61

1. We note your response to comment 7 from our letter dated September 24, 2010. It is unclear to us why you believe you would be able to avoid cross acceleration of your debt in all circumstances. You state that you have the right to prepay your JBIC loan in the event of anticipated noncompliance with covenants. Tell us how you considered the possibility of unanticipated noncompliance with the covenants. Is it possible that you could fail the covenants due to events occurring at the end of a quarter without having time to seek a waiver and repay the debt if the waiver is denied?

Note 26 – Loans and financing, page F-56

(e) Covenants, page F-61

2. We note your response to comment 8 from our letter dated September 24, 2010, in which you present a table labeled "Reconciliation of net additions to provisions for civil contingencies." Please explain this table for us in more detail. In this regard, tell us why the portion corresponding to non-controlling shareholders is not deducted from the total increase in provision for contingencies to arrive at the additions disclosed on page F-68.

Note 34 – Summary of the differences between Brazilian GAAP and US GAAP, page F-120

(a) Business combinations, page F-120

Acquisition of TNCP (Amazonia), page F-122

3. We note your response to comments 9 and 10 from our letter dated September 24, 2010. Clarify why you reassigned the amount originally recorded as goodwill to licenses under Brazilian GAAP. Please explain to us why you did not initially assign any value to the licenses in accounting for your acquisition of TNCP under US GAAP.

Acquisition of BrT, page F-123

4. We note your response to comment 11 from our letter dated October 29, 2010. Explain to us the nature of the reconciling item "Reversal of goodwill recorded under Brazilian GAAP" in the amount of R$775 million and its relevance to the amount recorded as intangible assets under US GAAP.

5. We note your response to comments 8 and 12 from our letter dated September 24, 2010. You state that you recorded in your Brazilian GAAP consolidated financial statements the provisions which were previously recorded in your U.S. GAAP consolidated financial statements on the acquisition. In your response to comment 12, you illustrate that this additional amount recorded under Brazilian GAAP during 2009 was $R2,264. Clarify why you recorded the same amount under Brazilian GAAP as under US GAAP as of December 31, 2009. In this regard, we note your disclosure on page F-124 that your acquisition was accounted for based on your proportional ownership of Brasil Telecom for Brazilian GAAP, as compared to 100% for US GAAP. In addition, explain for us in more detail the nature of the adjustment of $1,611 and why this amount differs from the $R2,264 previously discussed.

Note 35 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-147

6. We note your response to comment 16 from our letter dated September 24, 2010. Please provide us with more details regarding your calculation of net income and stockholders' equity attributable to noncontrolling shareholders. In this regard, it is unclear to us why you have attributed 19% of your US GAAP net income and 47% of your US GAAP stockholders' equity to noncontrolling shareholders in light of your 82% interest in Telemar and 39% interest in Brazil Telecom. In addition, tell us the nature and amount of any adjustments that you determined were specifically related to a controlling or noncontrolling shareholder transaction.

Note 36 – Shareholders' equity reconciliation of differences between Brazilian GAAP and US GAAP, page F-148

US GAAP supplementary information, page F-150

7. We note your response to comment 17 from our letter dated September 24, 2010. Please clarify for us why the adjustment on page F-150 of R$(1,311) million differs from the amount disclosed on page F-152 as the effect of the purchase of noncontrolling interest in BrT and BrTP in the amount of ($1,649) million.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director